Exhibit 99.1

Foresight: Eye-Net Achieves Euro NCAP Compliance Validation from UTAC for its Cellular V2X Solution

The validation was part of Eye-Net’s collaboration with Software République to deploy its advanced digital services in France

Ness Ziona, Israel – January 17, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”) has successfully passed rigorous field tests conducted by UTAC, a renowned French organization specializing in vehicle testing, certification, and safety solutions. The field tests were conducted under the strict European New Car Assessment Programme (“Euro NCAP”) regulations. The evaluation by UTAC is part of Eye-Net’s collaboration with Software République in its roadmap to deploy Eye-Net’s digital services in France.

The trials validated the effectiveness of Eye-Net’s cellular vehicle-to-everything (V2X) technology in enhancing road safety and preventing collisions. The tests, utilizing an autonomous vehicle and automated validation platforms connected to the Eye-Net solution, simulated real-world collision scenarios and achieved a perfect 100% success rate. In each scenario, the system consistently triggered the autonomous vehicle’s automatic emergency braking system, in time to enable safe braking and collision prevention, with alert timing variations of less than 20 milliseconds.

“UTAC’s validation of our cellular V2X technology according to Euro NCAP regulations marks a significant milestone for Eye-Net and the automotive industry. As a recognized authority in advanced driver assistance systems testing, we believed that UTAC’s endorsement validates our technology’s superior effectiveness. Additionally, it paves the way for our expansion into the automotive market and may open up new opportunities for strategic partnerships with leading automotive manufacturers and suppliers. We believe that this successful performance demonstrates that our solution is ready to be integrated into vehicles worldwide, potentially saving lives and revolutionizing road safety,” said Dror Elbaz, Chief Executive Office of Eye-Net.

For more information about Eye-Net, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; X (formerly Twitter), @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles, and heavy industrial equipment. Eye-Net’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses advantages and benefits of Eye-Net’s technology, that UTAC’s endorsement validates Eye-Net’s technology’s superior effectiveness, paves the way for its expansion into the automotive market and may open up new opportunities for strategic partnerships with leading automotive manufacturers and suppliers, and Eye-Net’s belief that this successful performance demonstrates that its solution is ready to be integrated into vehicles worldwide, potentially saving lives and revolutionizing road safety. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654